UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CopyTele, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

217721 10 9
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON BRUCE F. JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,181,688
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,181,688
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,6881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON JOHN D. REYNOLDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON DAVID RICHARDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 990,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 990,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON LEWIS TITTERTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,356,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,356,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,8621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON ROBERT I. WEBBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 217721 10 9

1	NAME OF REPORTING PERSON THE COMMITTEE TO ENHANCE COPYTELE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,528,550
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,528,550
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 217721 10 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, par value $.01 per share (the “Shares”), of CopyTele, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 900 Walt Whitman Road, Melville, New York, 11747.

Item 2.	Identity and Background.

(a)           This statement is filed by The Committee to Enhance CopyTele (the “Committee”), Bruce F. Johnson, John D. Reynolds, David Richards, Lewis Titterton and Robert I. Webber.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Committee is composed of each of the Reporting Persons who are individuals. The Committee is not a business entity and has no place of organization. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Johnson is 440 South LaSalle Street, Suite 2303, Chicago, Illinois 60605.  The principal business address of Mr. Reynolds is One North Clematis Street, West Palm Beach, Florida 33401.  Mr. Richards is presently retired and therefore does not currently maintain a principal business address.  The principal business address of Lewis Titterton is 6 Autumn Lane, Saratoga Springs, New York 12866.  The principal business address of Robert I. Webber is 6 Mirror Lake, Irvine, California 92604.

(c)           Mr. Johnson is a self-employed commodity trader.  Mr. Reynolds is a private investor.  Mr. Richards is retired and is currently a private investor.  Mr. Titterton is retired and is currently a private investor.  The principal occupation of Robert I. Webber is serving as President and CEO of Resolution Biomedical, Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,181,688 Shares owned in the aggregate by Mr. Johnson is approximately $2,563,061.  The Shares owned by Mr. Johnson were acquired with personal funds.  The aggregate purchase price of the 2,000,000 Shares owned in the aggregate by Mr. Reynolds is approximately $[2,452,558].  The Shares owned by Mr. Reynolds were acquired with personal funds.  The aggregate purchase price of the 990,000 Shares owned in the aggregate by Mr. Richards is approximately $522,831.  The Shares owned by Mr. Richards were acquired with personal funds.  The aggregate purchase price of the 5,356,862 Shares owned in the aggregate by Mr. Titterton is approximately $3,727,885.  The Shares owned by Mr. Titterton were acquired with personal funds.

CUSIP NO. 217721 10 9

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 28, 2010, the Committee filed with the Securities and Exchange Commission (“SEC”) a preliminary consent solicitation statement in connection with its anticipated solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by the Delaware General Corporation Law (the “DGCL”):

•
Repeal any provision of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on August 4, 2008, and were filed with the Securities and Exchange Commission on August 8, 2008;

•	Amend the Bylaws to allow only stockholders of the Issuer to fix the number of directors of the Issuer and to set the size of the Issuer’s Board of Directors (the “Board”) at six directors;

•	Amend the Bylaws to allow newly created directorships resulting from an increase in the size of the Board to be filled only by election by the stockholders; and

•
Upon approval of Proposals 2 and 3 above, elect each of Bruce F. Johnson, Lewis Titterton and Robert I. Webber (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Issuer (or, if any such Nominee is unable or unwilling to serve as a director of the Issuer, any other person designated as a Nominee by the Committee).

The Committee is seeking to add three independent directors to the Issuer’s Board because it does not believe the current Board is acting in the best interests of the Issuer’s stockholders and that new independent directors are necessary in order to enhance stockholder value.  The Committee believes the approval of the actions will provide the Issuer with qualified and committed directors who, in accordance with their respective fiduciary duties as directors, will provide proper oversight and direct management to take decisive steps to maximizing stockholder value.

CUSIP NO. 217721 10 9

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 146,710,451 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 12, 2010 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 17, 2010.

As of the date hereof, Messrs. Johnson, Reynolds, Richards and Titterton beneficially own 3,181,688, 2,000,000, 990,000 and 5,356,862 Shares, respectively, representing approximately 2.2%, 1.4%, less than 1%, and 3.4%, respectively, of the Shares outstanding.  As of the date hereof, Mr. Webber did not directly own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons, for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he does not directly own, except to the extent of his pecuniary interest therein.

(b)           See Items 7, 9 and 11 on pages 2, 3, 4, 5 and 7 of this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the last sixty days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 217721 10 9

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 28, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the parties agreed to solicit written consents or proxies to elect the Nominees or any other person designated by the Committee as directors of the Issuer and to take all other action necessary or advisable to achieve the foregoing, and (iii) Messrs. Johnson, Reynolds, Richards and Titterton agreed to bear all expenses incurred in connection with the Committee’s activities, including expenses incurred in connection with the Solicitation, and to share such expenses equally among them.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, each of Messrs. Johnson, Titterton and Webber consented to being named as nominees in any consent statement or proxy statement filed by the Committee in connection with the Solicitation and serving as a director of the Issuer if elected. The form of consent letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1.	Joint Filing and Solicitation Agreement by and among Messrs. Johnson, Reynolds, Richards, Titterton and Webber, dated as of May 28, 2010.

99.2.	Form of Consent Letter to serve as a nominee and as a director of the Issuer, if elected.

CUSIP NO. 217721 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2010

/s/ Bruce F. Johnson
Bruce F. Johnson

/s/ John D. Reynolds
John D. Reynolds

/s/ David Richards
David Richards

/s/ Lewis Titterton
Lewis Titterton

/s/ Robert I. Webber
Robert I. Webber

CUSIP NO. 217721 10 9

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

BRUCE F. JOHNSON

1,000	0.3487	05/13/2010
1,000	0.3588	05/13/2010

JOHN D. REYNOLDS

30,000	0.3752	04/05/2010
10,000	0.3057	04/23/2010
4,185	0.3467	04/26/2010
55,815	0.3431	04/28/2010

LEWIS TITTERTON

25,625	0.3530	05/20/2010